Exhibit 23.5

CONSENT OF INDEPENDENT AUDITORS

We consent to the use in this Registration Statement on Form S-4 of WildHorse Resource Development Corporation (“WildHorse”) of our report dated June 27, 2017 (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph relating to financial presentation and an other matter paragraph relating to required supplemental information) relating to the statements of revenues and direct operating expenses of the oil and natural gas properties of Admiral A. Holding, L.P., TE Admiral A. Holding L.P., and Aurora C-I Holding L.P., under common control of KKR EIGF LLC, for the period from September 11, 2014 through December 31, 2014, and for the years ended December 31, 2015 and 2016, appearing in the prospectus, which is part of this Registration Statement, and to the reference to us under the heading “Experts” in such prospectus.

/s/ Deloitte & Touche LLP

Houston, Texas

September 29, 2017